Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jive Software, Inc.:

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-178636) of Jive Software, Inc. of our report dated February 25, 2013, with respect to the consolidated balance sheets of Jive Software, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of Jive Software, Inc.

/s/ KPMG LLP

Portland, Oregon
February 25, 2013